

Alcon

For immediate release

Alcon Views AMO Patent Lawsuit as Meritless

Fort Worth, Texas – December 16, 2003 – On December 3, 2003, Advanced Medical Optics (AMO) filed a complaint against Alcon Laboratories, Inc. in the U.S. District Court for the District of Delaware, which alleges patent infringement associated with sales of Alcon's market leading phacoemulsification surgical products: the **Infiniti™** Vision System and the **AdvanTec™ Legacy** System.

Alcon has long been recognized as a pioneer and innovator in the phacoemulsification area and over the years has built a very broad patent portfolio. After a review of the lawsuit, the company believes the asserted claims are without merit. Alcon intends to vigorously defend its intellectual property against these claims.

Alcon is the world's leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. Alcon develops manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: Alcon may not prevail in this lawsuit. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

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For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media inquiries: Mary Dulle (Corporate Communications)
817-551-8058
www.alconinc.com